UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 11-K
______________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission File Number 1 - 12777

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
AZZ Inc. 401(k) Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AZZ Inc.
One Museum Place
3100 West 7th Street, Suite 500
Fort Worth, Texas 76107

AZZ INC. 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
Years Ended December 31, 2024 and December 31, 2023

NOTE:    All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
AZZ Inc. 401(k) Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of AZZ Inc. 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental information
The supplemental schedules of delinquent participant contributions for the year ended December 31, 2024 and assets (held at end of year) as of December 31, 2024 (“supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2022.

Oklahoma City, Oklahoma
July 10, 2025

AZZ INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2024	2023
Assets
Investments, at fair value	$105,859,558	$98,469,178

Fully benefit-responsive investment contract, at contract value	7,497,305	10,722,777

Receivables:
Employer contributions	199,563	72,006
Participant contributions	68,181	191,053
Notes receivable from participants	3,958,061	3,659,675
Total receivables	4,225,805	3,922,734

Total assets	117,582,668	113,114,689

Net assets available for benefits	$117,582,668	$113,114,689

See accompanying notes to financial statements.

AZZ INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2024	2023
Additions to Net Assets Attributed to:
Investment income:
Interest and dividend income	$597,299	$645,682
Net appreciation	14,064,382	20,576,250
Other gains	5,217	—
Net investment income	14,666,898	21,221,932

Contributions received or receivable:
Employer	3,825,296	4,155,393
Participants	8,017,621	8,994,958
Rollovers	129,554	30,801
Total contributions	11,972,471	13,181,152

Interest income on notes receivable from participants	309,269	239,708

Total additions	26,948,638	34,642,792

Deductions
Benefits paid to participants	22,202,183	13,793,820
Other fees and Plan expenses	278,476	342,922
Total deductions	22,480,659	14,136,742

Net increase before transfer	4,467,979	20,506,050
Transfer to AVAIL JV	—	(64,554,202)
Net increase (decrease) in net assets available for benefits	4,467,979	(44,048,152)
Net assets available for benefits at beginning of year	113,114,689	157,162,841
Net assets available for benefits at end of year	$117,582,668	$113,114,689

See accompanying notes to financial statements.

AZZ INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1.Description of the Plan
The following description of the AZZ Inc. 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by AZZ Inc. (the “Company” or "Employer"), which trades on the NYSE under the ticker symbol “AZZ”. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all U.S. employees of the Company and its affiliates who have completed 30 days of service and attained 18 years of age, and excludes certain employees participating in unions who are covered in plans not associated with the AZZ Inc. 401(k) Plan.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration
Prior to March 31, 2023, investments were held by Prudential Bank & Trust, FSB and were allocated by Prudential Retirement Insurance and Annuity Company ("Prudential"), record keeper. On April 1, 2022, Empower Annuity Insurance Company of America (“EAICA”), formerly known as Great-West Life & Annuity Insurance Company, the parent company of Empower Retirement, LLC (“Empower”) acquired the full-service retirement business of Prudential Financial, Inc. Since March 31, 2023, the recordkeeper, custodian and trustee of the Plan was Empower Trust Company, LLC (Trustee; f/k/a Great-West Trust Company, LLC) ("Empower"). On December 1, 2024, the Company changed the recordkeeper, custodian and trustee for the Plan from Empower to Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company.

Investment assets of the Plan are held by Principal Life Insurance Company, which is a member of Principal Trust Company (collectively referred to as "Principal"). The Plan has designated Principal as the trustee and recordkeeper of the Plan, and the custodian of Plan assets.

Plan Amendments

Effective December 1, 2024, the Plan was amended to change the benefit plan recordkeeper, custodian and trustee to Principal.

Effective December 1, 2024, the Plan was amended to change its name from AZZ Inc. Employee Benefit Plan and Trust to AZZ Inc. 401(k) Plan.

Effective December 1, 2024, the Plan was amended to remove the distribution restriction applicable to hardships.

Effective May 1, 2023, a deconversion of the Plan occurred, and all investment and loan balances for employees of AIS Holding Company, LLC were transferred out of the Plan, as AIS Holding Company, LLC initiated its own plan for its employees. See Note 10.

Contributions
Participants may elect to contribute up to seventy-five percent (75%) of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. Participants are automatically enrolled in the Plan at 3% on the first of the month following 30 days of employment and the contribution will automatically increase by 1% annually up to a maximum of 10%. Participants may change their contribution elections at

AZZ INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
any time. Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Internal Revenue Code (the “Code”).

The Company currently makes a matching contribution equal to the first 1% of a participant’s compensation that is deferred to the Plan, plus 50% of the next 5% of compensation deferred to the Plan. The Plan also permits the Company to make a discretionary non-elective contribution for any year, for participants who have completed a year of service and who both completed 1,000 hours of service during the year and are employed on the last day of the year. No discretionary non-elective contributions were made in 2024 or 2023.

Participant Accounts
Each participant's account is credited with the participant's contributions, any employer contributions and an allocation of Plan earnings and losses. Allocations are based on the participant's account balance.

Forfeited Accounts
Forfeitures of unvested amounts may be allocated to reduce future matching contributions or pay Plan expenses.

Forfeitures of approximately $215,000 and $177,000 were used to reduce employer contributions in 2024 and 2023, respectively. Forfeitures used to pay Plan expenses were insignificant in both years. Net Assets Available for Benefits included unallocated forfeitures of approximately $107,000 and $56,000 as of December 31, 2024 and 2023, respectively.

Investment Options
Participants may direct contributions to their account in 1% increments in a variety of investment options, which vary in degree of risk, with the exception of AZZ Inc. common stock for which participants may only hold or sell existing shares. Participants may change their investment options at any time. Plan assets are invested through a group annuity contract issued by Massachusetts Mutual Life Insurance Company ("MassMutual") and administered by Principal, in separate mutual funds or common collective trusts.

Vesting
Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. Non-elective contributions and non-safe-harbor matching contributions held in the Plan vest in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

AZZ INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
Regular matching contributions vest in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 2 years	0%
2 years	100%

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are not issued to participants who already have one note outstanding. Loan terms generally range from one year to five years, however the participant may repay eligible residential loans over fifteen (15) years. The loans are secured by a portion of the participant’s account and bear interest at prime plus 1% at the time of loan origination. Interest rates for loans at the end of 2024 ranged from 3.75% to 9.50% and interest rates for loans at the end of 2023 ranged from 3.25% to 9.50%. Principal and interest are paid ratably through payroll deductions.

Participant Withdrawals
Upon termination of service due to death, disability or retirement, the vested balance in the participant’s account is available for distribution. Participant distributions under the Plan are payable as a lump sum distribution or periodic payments of the participant’s account balance if the account balance is greater than $5,000. Distribution of vested account balances less than $5,000 may only be paid as a lump sum distribution. In-service withdrawals of vested account balances, excluding any Roth balances, are permitted for active participants who have attained age 59½. Under certain conditions of financial hardship, distributions from participant’s accounts are allowable. Participants who have terminated employment and reached a certain age are required to take minimum required distributions in accordance with the terms of the Plan and applicable law. As of January 1, 2023, the required minimum distribution age was amended to be age 73.
2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Certain previously reported amounts have been reclassified to conform to current period presentation.

Use of Estimates
The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from these estimates.

Investment Valuation and Income Recognition
The investments of the Plan are generally stated at fair value, except for the Fully Benefit-Responsive Investment Contract, which is stated at contract value. Mutual funds and common stock of the Company are stated at fair value based upon quoted market prices. As of December 31, 2023, the pooled separate account and common collective trusts are valued at estimated net asset value, as provided by Empower. As of December 31, 2024, the common collective trusts are valued at estimated net asset value, as provided by Principal.

AZZ INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Purchases and sales of securities are recorded on the trade dates. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year and are reported in the statements of changes in net assets available for benefits. Interest income is recorded on the accrual basis.

Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable are considered delinquent if any scheduled repayment remains unpaid for a predetermined amount of time based upon the terms of the Plan document. Delinquent notes receivable from participants meeting such terms are reclassified as deemed loans. The balance of deemed loans at December 31, 2024 and 2023 was $45,769 and $20,515, respectively. No allowance for credit losses has been recorded as of December 31, 2024 or 2023. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses.

Contributions
Participant and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits
Benefits are recorded when paid.

Plan Expenses
The Plan pays some or all Plan related expenses except for a limited category of expenses, known as "settlor expenses," which the law requires the employer to pay. The expenses charged to the Plan may be charged pro rata to each participant in relation to the size of each participant's account balance or may be charged equally to each participant. In addition, some types of expenses may be charged only to some participants based upon their use of a Plan feature or receipt of a plan distribution.

Subsequent Events
The Plan's management has evaluated subsequent events through July 10, 2025 and there were no subsequent events requiring adjustments to the financial statements.
3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair value of certain investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
4. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy has been established that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels are defined as follows:

AZZ INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
•Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.
•Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
•Level 3: Unobservable inputs that are not corroborated by market data.
A description of the methodologies used to measure the fair value of assets and liabilities follows. These methodologies were consistently applied to all assets carried as of December 31, 2024 and December 31, 2023.
•Mutual funds: Valued based on quoted market prices of the underlying assets provided by the trustee and are classified within Level 1 of the valuation hierarchy.
•Common stock: Valued at the closing price reported on the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.
•Pooled separate account: The pooled separate account is valued at the net asset value (“NAV”) or equivalent based on units of the pooled separate account. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is generally based on the fair value of the underlying investments held by the pooled separate account less its liabilities. This practical expedient is not used when it is determined to be probable that the pooled separate account will sell the investment for an amount different than the reported NAV.
•Common collective trusts: Common collective trust accounts are valued at NAV of units at a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Fair Value Measurements at December 31, 2024
	Total Carrying Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual Funds	$41,532,005	$41,532,005	$—	$—
AZZ Inc. Common Stock	378,434	378,434	—	—
Total	$41,910,439	$41,910,439	$—	$—

Investments Measured at Net Asset Value
Common Collective Trusts	$63,949,119
Total Investments at Fair Value	$105,859,558

AZZ INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements at December 31, 2023
	Total Carrying Value as of December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Mutual Funds	$36,356,631	$36,356,631	$—	$—
AZZ Inc. Common Stock	287,486	287,486	—	—
Total	$36,644,117	$36,644,117	$—	$—

Investments Measured at Net Asset Value
Pooled Separate Account	$4,240,800
Common Collective Trusts	57,584,261
Total Investments at Fair Value	$98,469,178

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2024 and 2023, respectively.

Fair Value of Investments in Entities that Use NAV
	2024	2023
Common Collective Trusts(1)
Fair value	$63,949,119	$57,584,261
Unfunded commitment	None	None
Redemption frequency	Daily	Daily
Other redemption restrictions	None	None
Redemption notice period	None	None

Pooled Separate Account
Fair value		$4,240,800
Unfunded commitment		None
Redemption frequency		Daily
Other redemption restrictions		None
Redemption notice period		None
(1) Common Collective Trusts: The Trust seeks to provide the highest total return over time, consistent with an emphasis on both capital growth and income. The Trust invests in a diversified portfolio of other T. Rowe Price stock and bond trusts that represent various asset classes and sectors. The Trust's allocation between T. Rowe Price stock and bond trusts will change over time in relation to its target retirement date.
5. Fully Benefit-Responsive Investment Contract
The MassMutual Stable Value Diversified Separate Account ("MMSV Fund") is a market value separate account investment option with a general investment account guarantee that provides a stated rate of return and insulates participants’ accounts from daily fluctuations in the market. Under the terms of the MMSV Fund annuity contract, participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their balance in the MMSV Fund investment option at the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan ("Contract Value"). Contract Value represents contributions plus credited interest less participant withdrawals and fees. As of December 31, 2024 and 2023, the contract value of the MMSV Fund investment option was $7,497,305 and $10,722,777, respectively.

AZZ INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
The MMSV Fund is a fully benefit-responsive notwithstanding the market value events under contract that limit the ability of the Plan to transact at Contract Value.
The average yield earned is calculated by dividing the annual interest credited to the Plan during the Plan year by the average annual fair value (applicable for those plans that have been in-force with MassMutual for more than one year). The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value (applicable for those plans that have been in-force with MassMutual for more than one year). The average yield earned by the Plan and the average interest rate credited to the participants is the same, therefore, no adjustment is needed.
Certain events may limit the ability of the Plan to transact at Contract Value. Such events include, but may not be limited to, the following: (1) the complete or partial termination of the Plan; and (2) the establishment or activation of, or material change in any Plan investment fund, or an amendment to the Plan or a change in the administration or operation of the Plan, including the removal of a group of employees from Plan coverage as a result of the sale or liquidation of a subsidiary or a division or as a result of group layoffs or early retirement programs.
6. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
7. Income Tax Status
For the year ended December 31, 2023, the Plan used a prototype plan sponsored by Empower, and obtained its latest opinion letter on September 16, 2022, in which the IRS stated that the prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. For the year ended December 31, 2024, the Plan uses a prototype plan sponsored by Principal, and obtained its latest opinion letter on June 30, 2020, in which the IRS stated that the prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the opinion letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed to be in compliance with the applicable requirements of the Internal Revenue Code.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and December 31, 2023, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) and believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress.
8. Related Party and Party-In-Interest Transactions
Certain investments of the Plan include shares of common stock of AZZ Inc. Transactions in the stock, as well as the notes receivable from participants, qualify as party-in-interest transactions. At December 31, 2024 and 2023, the Plan held 4,619 shares and 4,948 shares, respectively, of AZZ Inc. common stock. For the years ended December 31, 2024 and December 31, 2023, the Plan recorded investment gains (losses) on the AZZ Inc. stock of $110,803 and $100,214, respectively. For the years ended December 31, 2024 and December 31, 2023, dividends paid on AZZ stock were $1,975 and $5,626, respectively.

AZZ INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
9. Delinquent Participant Contributions
The contributions for the year ended December 31, 2024, 2023, and 2022 that were not segregated and remitted in a timely manner totaled $10, $14 and $218,767, respectively, were remitted during each respective year.
Plan management intends to fully correct the late remittances for 2024, 2023 and 2022 by contributing lost earnings to participant accounts in 2025.
10. Transfer Out
On September 30, 2022, AZZ contributed its AZZ Infrastructure Solutions segment, excluding AZZ Crowley Tubing ("AIS") to a joint venture, AIS Investment Holdings LLC (the "AVAIL JV") and sold a 60% interest in the AVAIL JV to Fernweh Group LLC. Effective October 1, 2022, the Plan was amended to add AIS Holding Company, LLC as a participating employer in the Plan. As a result of the divestiture, with respect to Plan participants who were employees of the AZZ Infrastructure Solutions segment, effective on May 1, 2023: (i) a deconversion of the Plan occurred, resulting in affected participants becoming vested in any unvested amounts in their Plan accounts; (ii) if actively employed, such participants were deemed to have severed their employment for Plan purposes; and (iii) such participants ceased active participation in the Plan, e.g., as to further employee deferrals and contributions and as to any employer contributions. The account balances of participants associated with the AVAIL JV were transferred out of the Plan and into the AVAIL 401(k) Plan during the year ended December 31, 2023. The total assets transferred were $64,554,202, which consisted of $62,762,368 in investment account balances and $1,791,834 in notes receivable from participants.

SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL INFORMATION
AZZ INC. 401(k) PLAN
Plan 001, EIN 75-0948250

Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2024

	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

2022	X	$218,767	$—	$—	$—
2023		$14	$—	$—	$—
2024		$10	$—	$—	$—

SUPPLEMENTAL INFORMATION
AZZ Inc. 401(k) Plan
Plan 001, EIN 75-0948250
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2024

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Common Collective Trusts:
	T. Rowe Price	T. Rowe Price Retirement Blend 2050 Trust B CIT	**	$7,052,034
	T. Rowe Price	T. Rowe Price Retirement Blend 2055 Trust B CIT	**	5,074,324
	T. Rowe Price	T. Rowe Price Retirement Blend 2060 Trust B CIT	**	2,653,497
	T. Rowe Price	T. Rowe Price Retirement Blend 2065 Trust B CIT	**	1,125,172
	T. Rowe Price	T. Rowe Price Retirement Blend 2030 Trust B CIT	**	10,695,467
	T. Rowe Price	T. Rowe Price Retirement Blend 2035 Trust B CIT	**	9,711,579
	T. Rowe Price	T. Rowe Price Retirement Blend 2040 Trust B CIT	**	9,151,120
	T. Rowe Price	T. Rowe Price Retirement Blend 2045 Trust B CIT	**	8,430,419
	T. Rowe Price	T. Rowe Price Retirement Blend 2010 Trust B CIT	**	89,270
	T. Rowe Price	T. Rowe Price Retirement Blend 2015 Trust B CIT	**	1,303,603
	T. Rowe Price	T. Rowe Price Retirement Blend 2020 Trust B CIT	**	2,589,511
	T. Rowe Price	T. Rowe Price Retirement Blend 2025 Trust B CIT	**	5,608,687
	T. Rowe Price	T. Rowe Price Retirement Blend 2005 Trust B CIT	**	464,436

	Mutual Funds:
	PGIM	PGIM High Yield R6 Fund	**	419,700
	Dodge & Cox	Dodge & Cox Income X Fund	**	3,911,547
	American Funds	American Funds New World R6 Fund	**	278,412
	Vanguard	Vanguard Real Estate Index Admiral Fund	**	565,049
	Vanguard	Vanguard Small Cap Index Institutional Fund	**	2,345,270
	Vanguard	Vanguard Mid Cap Index Institutional Fund	**	3,802,223
	Vanguard	Vanguard Value Index Institutional Fund	**	4,464,794
	Vanguard	Vanguard FTSE All-World ex-US Index Admiral Fund	**	817,086
	Vanguard	Vanguard Balanced Index Admiral Fund	**	85,109
	Vanguard	Vanguard Total Bond Market Index Institutional Fund	**	1,230,200
	Fidelity	Fidelity 500 Index Fund	**	10,071,589
	Fidelity	Fidelity Large Cap Growth Index Fund	**	10,276,532
	Fidelity	Fidelity Advisor International Capital Appreciation I Fund	**	3,264,494

	Fully benefit-responsive investment, at contract value:
*	MassMutual	MassMutual Stable Value Diversified Separate Account	**	7,497,305

	Common stock:
*	AZZ Inc.	AZZ Inc. common stock	**	378,434

*	Notes receivable from participants	Interest rates ranging from 3.75% to 9.50%, maturity dates from 2025 through 2039		3,958,061

				$117,314,924
*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AZZ Inc. 401(k) Plan

DATE: July 10, 2025	By:	/s/ Jason Crawford
Jason Crawford
Senior Vice President, Chief Financial Officer and Principal Accounting Officer

EXHIBIT INDEX

23.1	Consent of Grant Thornton, L.L.P. (Filed herewith)